LAZARD RETIREMENT SERIES, INC.

30 Rockefeller Plaza

New York, New York 10112

April 16, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Foor

Re:	Lazard Retirement Series, Inc. (the “Fund”)
Registration Statement on Form N-1A
(Registration Nos: 811-08071, 333-22309)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Post-Effective Amendment No. 35 to the above-referenced Registration Statement be accelerated so that it will become effective on May 1, 2009 at 9:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

LAZARD RETIREMENT SERIES, INC.

By:	/s/ Tamar Goldstein
Tamar Goldstein
Assistant Secretary

LAZARD ASSET MANAGEMENT SECURITIES LLC

30 Rockefeller Plaza

New York, New York 10112

April 16, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Foor

Re:	Lazard Retirement Series, Inc. (the “Fund”)
Registration Statement on Form N-1A
(Registration Nos: 811-08071, 333-22309)

As principal underwriter of the Fund, we hereby join the Fund in requesting that the effective date for Post-Effective Amendment No. 35 to the Fund’s Registration Statement on Form N-1A be accelerated so that it will become effective on May 1, 2009, at 9:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Very truly yours,

LAZARD ASSET MANAGEMENT SECURITIES LLC

By:	/s/ Lorelei Martin
Lorelei Martin
Chief Compliance Officer